

July 30, 2010

James E. Hohmann
Chief Executive Officer
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, IA 50266-5997

> **Re:** **FBL Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **Definitive 14A**
> **Filed March 31, 2010**
> **File Number: 001-11917**

Dear Mr. Hohmann:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 37

1. You disclose that the measure "premiums collected" is not used in the financial statements prepared according to US GAAP and that there is no comparable financial measure. Please revise your disclosure here and in other sections of the filing to describe what is included in this non-GAAP measure. For premiums collected on insurance products present the most directly comparable financial measure and a corresponding

reconciliation as required by Rule 10(e)(1)(i)(A) and (B) of Regulation S-K. Also, for premiums collected on non-insurance products revise to disclose total fees and charges earned on these products for each year presented.

Significant Accounting Policies and Estimates, page 76

2. Your disclosure here appears to provide the hypothetical effects of changes in the material assumptions used to develop each estimate. If the hypothetical effects of changes in assumptions are reasonably likely please revise your disclosure to state this fact and discuss why management believes the changes in assumptions quantified are reasonably likely. If the hypothetical changes are not reasonably likely, please revise your disclosure to eliminate the reference to a hypothetical change and quantify the impact that reasonably likely changes in the material assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the changes in assumptions quantified are reasonably likely.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4) Fair Values of Financial Instruments, page 108

3. We note that you have transferred approximately $540 million from level three to level two for the year ended December 31, 2009. Please disclose your policy for transfers in and out of level three.

Proxy Statement on Schedule 14A, filed March 31, 2010

Nominees for Class B Director, to be elected by the Class B Common Shareholders, page 9

4. We note that you do not disclose for each of your Class B directors the specific experiences, qualifications, attributes or skills that qualify the person to serve as a director, as required by Item 401(e) of Regulation S-K. You are required to provide this information under Item 10 of Form 10-K regardless of who elects the Class B directors. Please confirm that you will provide the required disclosure with respect to the Class B directors in future filings.

Board's Role in Risk Oversight, page 12

5. We note that the Management Development and Compensation Committee concluded that the Company's compensation policies and practices for all employees, including executive officers, do not create risks that are reasonably likely to have a material adverse effect on the Company. Supplementally, please describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant